UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ABC Acquisition Corp 1502

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Amersey Investments, LLC

300 Center Ave, Suite 202

Bay City, Michigan 48708

Telephone: (989) 891-0500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. N/A

            1.         Names of Reporting Persons.

                        I.R.S. Identification of Nos. of above persons (entities only)

Amersey Investments, LLC

38-0181651

            2.         Check the Appropriate Box if a Member of a Group

(a)        [   ]

(b)       [   ]

3.         SEC Use Only

            4.         Source of Funds

                        Not applicable as the shares are being transferred gratuitously.

5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)     [    ]

            6.         Citizenship of Place of Organization

                        Michigan

Number of Shares Beneficially Owned by Each Reporting Persons With

                                            7.         Sole Voting Power      100.00%

                    8.         Share Voting Power    100.00%

                    9.         Sole Disposition Power    100.00%

                   10.       Share Dispositive Power         100.00%

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

                        35,000,000

            12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]

13.       Percent of Class Represented by Amount in Row (11)

                        100.00%

            14.       Type of Reporting Person

                        OO

Item 1.  Security and Issuer

This statement on Schedule 13D relates to 35,000,000 shares of common stock, $0.0001 par value per share (the “Shares”), of ABC Acquisition Corp 1502 (the “Issuer”).  The principal executive office of the Issuer is located at 300 Center Ave, Suite 202, Bay City Michigan 48708.

Item 2.  Identity and Background

(a)                This statement on Schedule 13D is being filed by Amersey Investments, LLC, a Michigan limited liability company (the “Reporting Person”).

(b)               The business address for the Reporting Person is 300 Center Avenue, Suite 202, Bay City, Michigan 48708.

(c)                The principal business of the Reporting Person is management consulting.

(d-e)    During the last five years, the Reporting Person and the sole manager and member of the Reporting Person, Mr. Nitin Amersey: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)      Reporting Person is organized as a limited liability company under the laws of the state of Michigan.

Item 3.  Source and Amount of Funds or Other Consideration

There is no source, amount of funds or other consideration as the Shares were transferred gratuitously.

Item 4.  Purpose of Transaction

The Shares were transferred to Reporting Person for tax planning purposes. Depending on general market and economic conditions affecting the Issuer and other relevant factors, Reporting Person may purchase additional securities of the Issuer or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Reporting Person also acquired the Shares of the Issuer in a transaction which may relate to or result in:

  (a)      the acquisition by persons of additional securities of the Issuer, or the disposition of securities of the Issuer;

  (b)      a reorganization involving the Issuer;

  (c)      a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  (d)     a change in the present board of directors and management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e)      a material change in the present capitalization or dividend policy of the Issuer;

  (f)      other material changes in the Issuer’s business or corporate structure;

  (g)      changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

Reporting Person does not have any immediate plans or proposals which relate to or result in:

  (h)      causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i)       a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

  (j)       any action similar to any of those enumerated in (h) through (i), above.

Item 5.  Interest in Securities of the Issuer

(a)                Reporting Person owns 35,000,000 shares of common stock of Issuer representing 100% of the Issuer’s outstanding shares of common stock.

(b)               Reporting Person holds the rights to vote 35,000,000 shares of common stock representing 100% of the Issuer’s total voting shares.

(c)                N/A.

(d)               No other person has the right to receive or the power to direct the receipt of dividends from or the transfer of the 35,000,000 shares of common stock.

(e)                N/A.

Item 6.  Contracts, Arrangements, Understandings of Relationships with Respect to        Securities of the Issuer

            None.

Item 7.  Material to Be Filed as Exhibits

            None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2010

Amersey Investments, LLC

/s/ Nitin M. Amersey

Nitin M. Amersey

Manager